EXHIBIT 2

SRM FUND MANAGEMENT (CAYMAN) LIMITED

PO BOX 309GT

UGLAND HOUSE

SOUTH CHURCH STREET

GEORGE TOWN, GRAND CAYMAN

CAYMAN ISLANDS, B.W.I.

February 13, 2008

The Board of Directors

Countrywide Financial Corporation

4500 Park Granada

Calabasas, California 91302

Dear Members of the Board of Directors:

SRM Global Fund is a significant shareholder of Countrywide Financial. We decided to make an investment in Countrywide Financial commencing in April 2007 based upon a fundamental view of the Company’s underlying asset value, the strong value of its franchise, and its ability to return to profitability.

We believe that the merger transaction with Bank of America is not in the best interests of its shareholders. We are extremely concerned that the value to be received by shareholders based upon the proposed terms of the merger represents less than half of the book value of the Company as of the end of the fourth quarter 2007. We also believe that the Company’s acceptance of the proposed terms of the merger and the Board’s approval of those terms are inconsistent with management’s disclosures concerning its financial position and business prospects during the third and fourth quarters of 2007.

In our view, and particularly in light of the Company’s previous public disclosures, the Board has failed to fulfill its duty to act in the best interests of all of its shareholders in approving a transaction with Bank of America without fully exploring potential alternatives to realize full value for its shareholders including remaining independent or conducting an auction process. It appears that the Company’s management engaged in a rushed process to sell itself and failed to conduct that process in a sufficiently considered and diligent manner. We note with concern the significant spike in the volume and price of the Company’s shares over the three days preceding the Company’s announcement of the merger.

We have requested repeatedly since late December, to no avail, that senior management meet with us. We again request that they do so as soon as possible.

Very truly yours,

/s/ Philip Price
Philip Price Director

cc:	Mr. Angelo R. Mozilo
Chief Executive Officer

Mr. David Sambol
Chief Operating Officer